SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

January 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol S.A. clarifies information concerning new suit filed by Llanos Oil Exploration

Ecopetrol S.A. (“Ecopetrol” or the “Company”) informs that on January 19 it was notified of a new lawsuit filed against it in The Hague (Netherlands) by Llanos Oil Exploration Ltd. as a consequence of the termination of the Guatapuri partnership contract on July 23, 2003.

In regards to this process and other legal actions related to the termination of said contract, Ecopetrol would like to clarify the following:

1.	The Guatapuri contract was terminated by Ecopetrol due to the petitioning company’s repeated failure to meet its contract obligations.

2.
As demonstrated and sustained on other occasions over the past five years, such as in a claim before the United States District Court for the Southern District of Florida, Ecopetrol believes that the contractual breaches by Llanos Oil Exploration Ltd. are conclusive and termination of the contract is justified by solid, indisputable legal arguments.

3.
Since the time when the contract was declared terminated, Llanos Oil Exploration Ltd. has embarked on a campaign against Ecopetrol S.A., which has proven unsuccessful because of the facts borne out by the evidence and the weakness of their arguments.

4.
Despite the above, in this new case Llanos Oil Exploration Ltd. intends before a Dutch judge, who has no jurisdiction over a contractual case occurring in Colombia, to have the contract declared illegal and thus obtain alleged restitution for damages and losses in the amount of approximately 7,000 million euros.

5.
Ecopetrol will respond to the suit in Netherlands within the time period allowed by the District Court of The Hague and will use every legal recourse to defend its legitimate interests, as it did in 2005 when the same company, Llanos Oil Exploration Ltd., withdrew the suit it filed in the United States District Court for the Southern District of Florida relating to the same contract.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

Bogotá, Colombia – January 21, 2011

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 21, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer